UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Banco de Chile

(Name of Issuer)

Common stock without nominal (par) value

(Title of Class of Securities)

059504-10-0

(CUSIP Number)

Citigroup Inc.

399 Park Avenue

New York, NY 10022

Attn.: Ali L. Karshan

Phone (212) 559-1000

With a copy to:

Covington & Burling LLP

620 Eighth Avenue

New York, NY 10018

Attn.: Rubén Kraiem

Phone (212) 841-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 059504-10-0

1.	Names of Reporting Persons. Inversiones Citigroup Chile Limitada

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of Chile

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,282,761,594*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,282,761,594*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,282,761,594*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.86%**

14.	Type of Reporting Person (See Instructions) OO

* As a result of the exercise of two options that Citigroup Chile S.A. (“Citigroup Chile”) had pursuant to the terms of the Framework Agreement described in the Schedule 13D to acquire an additional interest in LQ Inversiones Financieras S.A. (“LQIF”), Citigroup Chile holds directly and indirectly (through Inversiones Citigroup Chile Limitada (“ICCL”)) 50% of the outstanding voting shares of LQIF.  Immediately following the exercise of the options, Citigroup Chile contributed to ICCL a total of 54,990,876 of LQIF Series C stock, representing an approximate 8.2% interest in LQIF.  Accordingly, the number above represents 8.2% of the 52,228,799,924 Banco de Chile Common Shares held by (i) LQIF, (ii) Inversiones LQ SM Limitada (“ILSL”), which are beneficially owned by LQIF by virtue of LQIF’s direct ownership of 99.99% of the outstanding voting shares of ILSL, and (iii) Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”), directly and indirectly through Sociedad Administradora de la Obligación Subordinada SAOS S.A. (“SAOS”), which are beneficially owned by LQIF by virtue of LQIF’s direct and indirect (through ILSL) ownership of 58.2% of the outstanding voting shares of SM-Chile and the provisions of SM-Chile’s by-laws.  The voting rights associated with the Banco de Chile Common Shares owned by SAOS and SM-Chile are exercised directly by SM-Chile’s shareholders, in the proportion, and with the preferences, set forth in SM-Chile’s by-laws.  SAOS does not have direct voting rights over any Banco de Chile Common Shares it holds.  Therefore, although LQIF generally controls SAOS and SM-Chile, it does not have the power to direct the voting or disposition of all Banco de Chile Common Shares owned by each of SAOS and SM-Chile, but only its proportionate share of such shares in accordance with SM-Chile’s by-laws.  The entirety of the economic rights associated with SAOS’ interest in the Issuer is pledged to, and all distributions in respect thereof are to be paid directly to, the Chilean Central Bank. ICCL does not have the power to direct the voting or disposition of any of the Banco de Chile Common Shares beneficially owned by LQIF; however ICCL and the other Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”) with the Unaffiliated Members referred to in Section 2 of this Statement, who, in fact, control the voting and disposition of such shares, and to have shared beneficial ownership of all of such shares by virtue of the Shareholders Agreement entered into with Quiñenco S.A. (“Quiñenco”), the controlling shareholder of LQIF, and certain of Quiñenco’s subsidiaries.

** Based on 88,037,813,511 outstanding Banco de Chile Common Shares as of June 28, 2012 (as reported prospectively in the Issuer’s Report on Form 6-K filed June 6, 2012).

CUSIP No. 059504-10-0

1.	Names of Reporting Persons. Citigroup Chile S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of Chile

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 52,228,799,924*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 52,228,799,924*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,228,799,924**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 59.3%**

14.	Type of Reporting Person (See Instructions) CO

* Represents Banco de Chile Common Shares held by (i) LQ Inversiones Financieras S.A. (“LQIF”), (ii) Inversiones LQ SM Limitada (“ILSL”), which are beneficially owned by LQIF by virtue of LQIF’s direct ownership of 99.99% of the outstanding voting shares of ILSL, and (iii) Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”) directly and indirectly through Sociedad Administradora de la Obligación Subordinada SAOS S.A. (“SAOS”), which are beneficially owned by LQIF by virtue of LQIF’s direct and indirect (through ILSL) ownership of 58.2% of the outstanding voting shares of SM-Chile and the provisions of SM-Chile’s by-laws.  The Reporting Persons’ interest in these Banco de Chile Common Shares exists by virtue of the fact that, as a result of (x) the initial acquisition by Citigroup Chile S.A. (“Citigroup Chile”) of a 33% ownership interest in LQIF, and (y) the subsequent exercise of two options that Citigroup Chile had, pursuant to the terms of the Framework Agreement described in the Schedule 13D, to acquire an additional interest in LQIF, Citigroup Chile holds directly and indirectly (through ICCL) 50% of the outstanding voting shares of LQIF.  The Reporting Persons do not have the power to direct the voting or disposition of any of the Banco de Chile Common Shares beneficially owned by LQIF; however they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”) with the Unaffiliated Members referred to in Section 2 of this Statement, who, in fact, control the voting and disposition of such shares, and to have shared beneficial ownership of all of such shares by virtue of the Shareholders Agreement entered into with Quiñenco S.A. (“Quiñenco”), the controlling shareholder of LQIF, and certain of Quiñenco’s subsidiaries, pursuant to which Citigroup Chile has certain rights to require Quiñenco to vote its shares of LQIF in favor of the election of candidates for the board of directors of LQIF nominated by Citigroup Chile, and to cause LQIF to vote its shares in favor of the election of candidates for the board of directors of the Issuer nominated by Citigroup Chile. The Unaffiliated Members are separately filing an amendment to their existing statement on Schedule 13D with respect to these shares, and the information contained in this statement is supplemental thereto.  The voting rights associated with the Banco de Chile Common Shares owned by SAOS and SM-Chile are exercised directly by SM-Chile’s shareholders, in the proportion, and with the preferences, set forth in SM-Chile’s by-laws.  SAOS does not have direct voting rights over any Banco de Chile Common Shares it holds.  Therefore, although LQIF generally controls SAOS and SM-Chile, it does not have the power to direct the voting or disposition of all Banco de Chile Common Shares owned by each of SAOS and SM-Chile, but only its proportionate share of such shares in accordance with SM-Chile’s by-laws.  The entirety of the economic rights associated with SAOS’ interest in the Issuer is pledged to, and all distributions in respect thereof are to be paid directly to, the Chilean Central Bank. Unless otherwise stated, references to share ownership herein refer to “beneficial ownership” as defined by Rule 13d-3 under the Exchange Act and do not include shares over which the Reporting Persons’ dividend rights have been pledged as discussed in Item 5 below.

** Based on 88,037,813,511 outstanding Banco de Chile Common Shares as of June 28, 2012 (as reported prospectively in the Issuer’s Report on Form 6-K filed June 6, 2012).

CUSIP No. 059504-10-0

1.	Names of Reporting Persons. Citibank Overseas Investment Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 52,228,799,924*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 52,228,799,924*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,228,799,924*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 59.3%**

14.	Type of Reporting Person (See Instructions) CO

* Represents Banco de Chile Common Shares held by (i) LQ Inversiones Financieras S.A. (“LQIF”), (ii) Inversiones LQ SM Limitada (“ILSL”), which are beneficially owned by LQIF by virtue of LQIF’s direct ownership of 99.99% of the outstanding voting shares of ILSL, and (iii) Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”) directly and indirectly through Sociedad Administradora de la Obligación Subordinada SAOS S.A. (“SAOS”), which are beneficially owned by LQIF by virtue of LQIF’s direct and indirect (through ILSL) ownership of 58.2% of the outstanding voting shares of SM-Chile and the provisions of SM-Chile’s by-laws.  The Reporting Persons’ interest in these Banco de Chile Common Shares exists by virtue of the fact that, as a result of (x) the initial acquisition by Citigroup Chile S.A. (“Citigroup Chile”) of a 33% ownership interest in LQIF, and (y) the subsequent exercise of two options that Citigroup Chile had, pursuant to the terms of the Framework Agreement described in the Schedule 13D, to acquire an additional interest in LQIF, Citigroup Chile holds directly and indirectly (through ICCL) 50% of the outstanding voting shares of LQIF.  The Reporting Persons do not have the power to direct the voting or disposition of any of the Banco de Chile Common Shares beneficially owned by LQIF; however they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”) with the Unaffiliated Members referred to in Section 2 of this Statement, who, in fact, control the voting and disposition of such shares, and to have shared beneficial ownership of all of such shares by virtue of the Shareholders Agreement entered into with Quiñenco S.A. (“Quiñenco”), the controlling shareholder of LQIF, and certain of Quiñenco’s subsidiaries, pursuant to which Citigroup Chile has certain rights to require Quiñenco to vote its shares of LQIF in favor of the election of candidates for the board of directors of LQIF nominated by Citigroup Chile, and to cause LQIF to vote its shares in favor of the election of candidates for the board of directors of the Issuer nominated by Citigroup Chile. The Unaffiliated Members are separately filing an amendment to their existing statement on Schedule 13D with respect to these shares, and the information contained in this statement is supplemental thereto.  The voting rights associated with the Banco de Chile Common Shares owned by SAOS and SM-Chile are exercised directly by SM-Chile’s shareholders, in the proportion, and with the preferences, set forth in SM-Chile’s by-laws.  SAOS does not have direct voting rights over any Banco de Chile Common Shares it holds.  Therefore, although LQIF generally controls SAOS and SM-Chile, it does not have the power to direct the voting or disposition of all Banco de Chile Common Shares owned by each of SAOS and SM-Chile, but only its proportionate share of such shares in accordance with SM-Chile’s by-laws.  The entirety of the economic rights associated with SAOS’ interest in the Issuer is pledged to, and all distributions in respect thereof are to be paid directly to, the Chilean Central Bank. Unless otherwise stated, references to share ownership herein refer to “beneficial ownership” as defined by Rule 13d-3 under the Exchange Act and do not include shares over which the Reporting Persons’ dividend rights have been pledged as discussed in Item 5 below.

** Based on 88,037,813,511 outstanding Banco de Chile Common Shares as of June 28, 2012 (as reported prospectively in the Issuer’s Report on Form 6-K filed June 6, 2012).

CUSIP No. 059504-10-0

1.	Names of Reporting Persons. Citibank, N.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 52,228,815,524*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 52,228,815,524*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,228,815,524*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 59.3%**

14.	Type of Reporting Person (See Instructions) CO

* Represents Banco de Chile Common Shares held by (i) LQ Inversiones Financieras S.A. (“LQIF”), (ii) Inversiones LQ SM Limitada (“ILSL”), which are beneficially owned by LQIF by virtue of LQIF’s direct ownership of 99.99% of the outstanding voting shares of ILSL, and (iii) Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”) directly and indirectly through Sociedad Administradora de la Obligación Subordinada SAOS S.A. (“SAOS”), which are beneficially owned by LQIF by virtue of LQIF’s direct and indirect (through ILSL) ownership of 58.2% of the outstanding voting shares of SM-Chile and the provisions of SM-Chile’s by-laws.  The Reporting Persons’ interest in these Banco de Chile Common Shares exists by virtue of the fact that, as a result of (x) the initial acquisition by Citigroup Chile S.A. (“Citigroup Chile”) of a 33% ownership interest in LQIF, and (y) the subsequent exercise of two options that Citigroup Chile had, pursuant to the terms of the Framework Agreement described in the Schedule 13D, to acquire an additional interest in LQIF, Citigroup Chile holds directly and indirectly (through ICCL) 50% of the outstanding voting shares of LQIF.  The Reporting Persons do not have the power to direct the voting or disposition of any of the Banco de Chile Common Shares beneficially owned by LQIF; however they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”) with the Unaffiliated Members referred to in Section 2 of this Statement, who, in fact, control the voting and disposition of such shares, and to have shared beneficial ownership of all of such shares by virtue of the Shareholders Agreement entered into with Quiñenco S.A. (“Quiñenco”), the controlling shareholder of LQIF, and certain of Quiñenco’s subsidiaries, pursuant to which Citigroup Chile has certain rights to require Quiñenco to vote its shares of LQIF in favor of the election of candidates for the board of directors of LQIF nominated by Citigroup Chile, and to cause LQIF to vote its shares in favor of the election of candidates for the board of directors of the Issuer nominated by Citigroup Chile. The Unaffiliated Members are separately filing an amendment to their existing statement on Schedule 13D with respect to these shares, and the information contained in this statement is supplemental thereto.  The voting rights associated with the Banco de Chile Common Shares owned by SAOS and SM-Chile are exercised directly by SM-Chile’s shareholders, in the proportion, and with the preferences, set forth in SM-Chile’s by-laws.  SAOS does not have direct voting rights over any Banco de Chile Common Shares it holds.  Therefore, although LQIF generally controls SAOS and SM-Chile, it does not have the power to direct the voting or disposition of all Banco de Chile Common Shares owned by each of SAOS and SM-Chile, but only its proportionate share of such shares in accordance with SM-Chile’s by-laws.  The entirety of the economic rights associated with SAOS’ interest in the Issuer is pledged to, and all distributions in respect thereof are to be paid directly to, the Chilean Central Bank.  Unless otherwise stated, references to share ownership herein refer to “beneficial ownership” as defined by Rule 13d-3 under the Exchange Act and do not include shares over which the Reporting Persons’ dividend rights have been pledged as discussed in Item 5 below.  The number above also includes 15,600 Banco de Chile Common Shares, representing less than 0.001% beneficial ownership of the Issuer, otherwise held by Citibank, N.A., directly and indirectly, outside of the LQIF, ILSL and SM-Chile ownership structure.

** Based on 88,037,813,511 outstanding Banco de Chile Common Shares as of June 28, 2012 (as reported prospectively in the Issuer’s Report on Form 6-K filed June 6, 2012).

CUSIP No. 059504-10-0

1.	Names of Reporting Persons. Citicorp

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 52,228,815,524*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 52,228,815,524*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,228,815,524*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 59.3%**

14.	Type of Reporting Person (See Instructions) CO

* Represents Banco de Chile Common Shares held by (i) LQ Inversiones Financieras S.A. (“LQIF”), (ii) Inversiones LQ SM Limitada (“ILSL”), which are beneficially owned by LQIF by virtue of LQIF’s direct ownership of 99.99% of the outstanding voting shares of ILSL, and (iii) Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”) directly and indirectly through Sociedad Administradora de la Obligación Subordinada SAOS S.A. (“SAOS”), which are beneficially owned by LQIF by virtue of LQIF’s direct and indirect (through ILSL) ownership of 58.2% of the outstanding voting shares of SM-Chile and the provisions of SM-Chile’s by-laws.  The Reporting Persons’ interest in these Banco de Chile Common Shares exists by virtue of the fact that, as a result of (x) the initial acquisition by Citigroup Chile S.A. (“Citigroup Chile”) of a 33% ownership interest in LQIF, and (y) the subsequent exercise of two options that Citigroup Chile had, pursuant to the terms of the Framework Agreement described in the Schedule 13D, to acquire an additional interest in LQIF, Citigroup Chile holds directly and indirectly (through ICCL) 50% of the outstanding voting shares of LQIF.  The Reporting Persons do not have the power to direct the voting or disposition of any of the Banco de Chile Common Shares beneficially owned by LQIF; however they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”) with the Unaffiliated Members referred to in Section 2 of this Statement, who, in fact, control the voting and disposition of such shares, and to have shared beneficial ownership of all of such shares by virtue of the Shareholders Agreement entered into with Quiñenco S.A. (“Quiñenco”), the controlling shareholder of LQIF, and certain of Quiñenco’s subsidiaries, pursuant to which Citigroup Chile has certain rights to require Quiñenco to vote its shares of LQIF in favor of the election of candidates for the board of directors of LQIF nominated by Citigroup Chile, and to cause LQIF to vote its shares in favor of the election of candidates for the board of directors of the Issuer nominated by Citigroup Chile. The Unaffiliated Members are separately filing an amendment to their existing statement on Schedule 13D with respect to these shares, and the information contained in this statement is supplemental thereto.  The voting rights associated with the Banco de Chile Common Shares owned by SAOS and SM-Chile are exercised directly by SM-Chile’s shareholders, in the proportion, and with the preferences, set forth in SM-Chile’s by-laws.  SAOS does not have direct voting rights over any Banco de Chile Common Shares it holds.  Therefore, although LQIF generally controls SAOS and SM-Chile, it does not have the power to direct the voting or disposition of all Banco de Chile Common Shares owned by each of SAOS and SM-Chile, but only its proportionate share of such shares in accordance with SM-Chile’s by-laws.  The entirety of the economic rights associated with SAOS’ interest in the Issuer is pledged to, and all distributions in respect thereof are to be paid directly to, the Chilean Central Bank.  Unless otherwise stated, references to share ownership herein refer to “beneficial ownership” as defined by Rule 13d-3 under the Exchange Act and do not include shares over which the Reporting Persons’ dividend rights have been pledged as discussed in Item 5 below.  The number above also includes 15,600 Banco de Chile Common Shares, representing less than 0.001% beneficial ownership of the Issuer, otherwise held by Citicorp, indirectly, outside of the LQIF, ILSL and SM-Chile ownership structure.

** Based on 88,037,813,511 outstanding Banco de Chile Common Shares as of June 28, 2012 (as reported prospectively in the Issuer’s Report on Form 6-K filed June 6, 2012).

CUSIP No. 059504-10-0

1.	Names of Reporting Persons. Citigroup Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 52,228,836,524*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 52,228,836,524*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,228,836,524*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 59.3%**

14.	Type of Reporting Person (See Instructions) CO

* Represents Banco de Chile Common Shares held by (i) LQ Inversiones Financieras S.A. (“LQIF”), (ii) Inversiones LQ SM Limitada (“ILSL”), which are beneficially owned by LQIF by virtue of LQIF’s direct ownership of 99.99% of the outstanding voting shares of ILSL, and (iii) Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”) directly and indirectly through Sociedad Administradora de la Obligación Subordinada SAOS S.A. (“SAOS”), which are beneficially owned by LQIF by virtue of LQIF’s direct and indirect (through ILSL) ownership of 58.2% of the outstanding voting shares of SM-Chile and the provisions of SM-Chile’s by-laws.  The Reporting Persons’ interest in these Banco de Chile Common Shares exists by virtue of the fact that, as a result of (x) the initial acquisition by Citigroup Chile S.A. (“Citigroup Chile”) of a 33% ownership interest in LQIF, and (y) the subsequent exercise of two options that Citigroup Chile had, pursuant to the terms of the Framework Agreement described in the Schedule 13D, to acquire an additional interest in LQIF, Citigroup Chile holds directly and indirectly (through ICCL) 50% of the outstanding voting shares of LQIF.  The Reporting Persons do not have the power to direct the voting or disposition of any of the Banco de Chile Common Shares beneficially owned by LQIF; however they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”) with the Unaffiliated Members referred to in Section 2 of this Statement, who, in fact, control the voting and disposition of such shares, and to have shared beneficial ownership of all of such shares by virtue of the Shareholders Agreement entered into with Quiñenco S.A. (“Quiñenco”), the controlling shareholder of LQIF, and certain of Quiñenco’s subsidiaries, pursuant to which Citigroup Chile has certain rights to require Quiñenco to vote its shares of LQIF in favor of the election of candidates for the board of directors of LQIF nominated by Citigroup Chile, and to cause LQIF to vote its shares in favor of the election of candidates for the board of directors of the Issuer nominated by Citigroup Chile. The Unaffiliated Members are separately filing an amendment to their existing statement on Schedule 13D with respect to these shares, and the information contained in this statement is supplemental thereto.  The voting rights associated with the Banco de Chile Common Shares owned by SAOS and SM-Chile are exercised directly by SM-Chile’s shareholders, in the proportion, and with the preferences, set forth in SM-Chile’s by-laws.  SAOS does not have direct voting rights over any Banco de Chile Common Shares it holds.  Therefore, although LQIF generally controls SAOS and SM-Chile, it does not have the power to direct the voting or disposition of all Banco de Chile Common Shares owned by each of SAOS and SM-Chile, but only its proportionate share of such shares in accordance with SM-Chile’s by-laws.  The entirety of the economic rights associated with SAOS’ interest in the Issuer is pledged to, and all distributions in respect thereof are to be paid directly to, the Chilean Central Bank. Unless otherwise stated, references to share ownership herein refer to “beneficial ownership” as defined by Rule 13d-3 under the Exchange Act and do not include shares over which the Reporting Persons’ dividend rights have been pledged as discussed in Item 5 below.  The number above also includes 36,600 Banco de Chile Common Shares, representing less than 0.001% beneficial ownership of the Issuer, otherwise held by Citigroup Inc., indirectly, outside of the LQIF, ILSL and SM-Chile ownership structure.

** Based on 88,037,813,511 outstanding Banco de Chile Common Shares as of June 28, 2012 (as reported prospectively in the Issuer’s Report on Form 6-K filed June 6, 2012).

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on December 1, 2008, as further amended and supplemented on June 14, 2010, June 15, 2010, and October 14, 2010 (the “Schedule 13D”) on behalf of Inversiones Citigroup Chile Limitada (“ICCL”), Citigroup Chile S.A. (“Citigroup Chile”), Citibank Overseas Investment Corporation (“COIC”), Citibank, N.A. (“Citibank”), Citicorp and Citigroup Inc. (“Citigroup”) (each a “Reporting Person” and together the “Reporting Persons”).  The Reporting Persons understand that the Unaffiliated Members, as defined in the Schedule 13D, are separately filing an amendment to their existing statement on Schedule 13D to report on the transactions described in this Amendment. The information contained in this Amendment is supplemental to the disclosure in the amendment filed by the Unaffiliated Members. This Amendment is being filed on behalf of the Reporting Persons for the purpose of reporting certain changes to the number of shares beneficially owned by the Reporting Persons and developments regarding the capitalization of the Issuer, as summarized below and discussed more fully in this Amendment:

•                  2011 Stock Dividend and Preferential Rights Offering. The Issuer distributed a stock dividend to shareholders on April 4, 2011 (the “2011 Stock Dividend”). The 2011 Stock Dividend increased the number of Banco de Chile Common Shares the Reporting Persons, as members of a group, beneficially owned in the aggregate. Because of certain requirements imposed on Sociedad Administradora de la Obligación Subordinada SAOS S.A. (“SAOS”), SAOS received a cash payment in lieu of its pro rata portion of the 2011 Stock Dividend.

On January 20, 2011, shareholders agreed to raise additional capital through a preferential rights offering (the “Preferential Rights Offering”). Pursuant to the terms of the Preferential Rights Offering, shareholders were entitled to subscribe a specified number of newly issued shares sold at a fixed price per share. Additional newly issued shares were sold by public auction. The number of shares the Reporting Persons beneficially own, in the aggregate, did not change because LQ Inversiones Financieras S.A. (“LQIF”) elected not to exercise its subscription rights or otherwise participate in the Preferred Rights Offering.

As a result of the 2011 Stock Dividend and Preferential Rights Offering, the percentage of Banco de Chile Common Shares beneficially owned by the Reporting Persons decreased to 59.32% from 61.71%, as last reported in the Schedule 13D.

•                  2012 Stock Dividend. The Issuer distributed a stock dividend on June 28, 2012 (the “2012 Stock Dividend”). The 2012 Stock Dividend increased the number of Banco de Chile Common Shares the Reporting Persons, as members of a group, beneficially own in the aggregate. Again, because of certain requirements imposed on Sociedad Administradora de la Obligación Subordinada SAOS S.A. (“SAOS”) received a cash payment in lieu of its pro rata portion of the 2011 Stock Dividend. As a result, the percentage of Banco de Chile Common Shares beneficially owned by the Reporting Persons increased to 59.33% from 59.32%.

As a result of the events described above, the total number of Banco de Chile Common Shares beneficially owned by the Reporting Persons, as members of a group, is 52,228,799,924, representing 59.33% of the outstanding shares of the Issuer.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as otherwise stated herein, the information contained in this Amendment does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

Item 1.  Security and Issuer

The class of securities to which this Amendment relates is common stock without nominal (par) value (the “Banco de Chile Common Shares”) of Banco de Chile, an open stock banking corporation (sociedad anonima bancaria abierta) organized under the laws of the Republic of Chile (the “Issuer”).  The principal executive offices of the Issuer are located at Ahumada 251, Santiago, Chile.

Item 2.  Identity and Background

The response set forth in Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

Attached as Schedule A is updated information concerning each executive officer and director of Citigroup Chile and Citigroup and information concerning each representative of ICCL.

Other than as described in Schedule B, during the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, none of the directors and executive officers listed in Schedule A, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of the Schedule 13D is hereby supplemented as follows:

2011 Stock Dividend and 2012 Stock Dividend. As described in Item 4 below, the 2011 Stock Dividend and 2012 Stock Dividend increased the number of Banco de Chile Common Shares beneficially owned by the Reporting Persons. No funds were used to acquire the Banco de Chile Common Shares distributed pursuant to the 2011 Stock Dividend or the 2012 Stock Dividend.

Preferential Rights Offering. As described in Item 4 below, no funds of the Reporting Persons were used in connection with the Preferential Rights Offering.

Item 4.  Purpose of Transaction

The response set forth in Item 4 of the Schedule 13D is hereby supplemented as follows:

2011 Stock Dividend and Preferential Rights Offering. On March 17, 2011, shareholders of the Issuer agreed to capitalize thirty percent (30%) of the Issuer’s distributable net income for the fiscal year ended December 31, 2010. In connection with such capitalization, the shareholders approved a stock dividend, to be effected by the issuance and distribution to shareholders of fully paid-in Banco de Chile Common Shares, without nominal (par) value, at a rate of 0.018838 fully paid-in shares for each share already held. This 2011 Stock Dividend was distributed to shareholders of the Issuer on April 4, 2011 (except that (x) the Chilean Central Bank elected, as it is permitted to do under the terms by which Sociedad Administradora de la Obligación Subordinada SAOS S.A. (“SAOS”) was formed, to require the Issuer to pay the pro rata portion of such stock dividend due to SAOS in cash, instead of in newly issued shares, and (y) the Stock Dividend allocated to SM-Chile was distributed directly to certain of the shareholders of Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”), as required under SM-Chile’s organizational documents, including LQ Inversiones Financieras S.A. (“LQIF”) and its affiliate, LQ SM Limitada (“ILSL”)). The 2011 Stock Dividend increased the number of Banco de Chile Common Shares the Reporting Persons beneficially owned in the aggregate, as members of a group, to 51,577,634,551 from 50,942,487,545, as last reported in the Schedule 13D.

On January 20, 2011, shareholders approved the issuance and sale of 3,385,049,365 new shares through a Preferential Rights Offering in order to raise capital for the Issuer. Pursuant to the terms of the Preferential Rights Offering, shareholders of the Issuer were entitled to subscribe to a specified number of newly issued shares sold at a fixed price per share. Additional newly issued shares were sold by public auction. The Preferential Rights Offering commenced on March 31, 2011 and concluded on July 19, 2011. The Preferential Rights Offering successfully sold all newly issued and available shares. However, LQIF neither subscribed to its permitted allotment of fixed-price shares nor participated in the subsequent public auction. Accordingly, the number of shares the Reporting Persons beneficially own in the aggregate, as members of a group, did not change as a result of the Preferential Rights Offering.

Together, the Preferential Rights Offering and the 2011 Stock Dividend increased the number of outstanding shares of the Issuer to 86,942,514,973. However, because LQIF received shares in the 2011 Stock Dividend (and because SAOS received cash instead of shares), but did not participate in the Preferential Rights

Offering, the two events resulted in the percentage of total shares beneficially owned by the Reporting Persons, in the aggregate, as members of a group, decreasing to 59.32% from 61.71%, as last reported in the Schedule 13D.

2012 Stock Dividend. On March 22, 2012, shareholders of the Issuer agreed to capitalize thirty percent (30%) of the Issuer’s distributable net income for the fiscal year ended December 31, 2011. In connection with such capitalization, the shareholders approved a stock dividend, to be effected by the issuance and distribution to shareholders of fully paid-in shares, without nominal (par) value, at a rate of 0.018956 fully paid-in Banco de Chile Common Shares for each share already held. This 2012 Stock Dividend was distributed to shareholders of the Issuer on June 28, 2012 (except that (x) the Chilean Central Bank elected, as it did in the previous year, to require the Issuer to pay the pro rata portion of such stock dividend due to SAOS in cash, instead of in newly issued shares, and (y) the Stock Dividend allocated to SM-Chile was distributed directly to certain of the shareholders of SM-Chile, as required under its organizational documents, including LQIF and its affiliate, LQ SM Limitada (“ILSL”). The 2012 Stock Dividend increased the number of shares the Reporting Persons beneficially owned, in the aggregate, as members of a group, to 52,228,799,924 from 51,577,634,551. The percentage of Banco de Chile Common Shares beneficially owned by the Reporting Persons, in the aggregate, increased from 59.32% to 59.33%.

Item 5.  Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) and (b)

Pages 2-13 and Item 4 of this Amendment are incorporated herein by reference.

As members of the group, the Reporting Persons beneficially own in the aggregate 52,228,799,924(1) Banco de Chile Common Shares, which represent approximately 59.33% of the outstanding Banco de Chile Common Shares (based

(1)  Represents Banco de Chile Common Shares held by (i) LQ Inversiones Financieras S.A. (“LQIF”), (ii) Inversiones LQ SM Limitada (“ILSL”), which are beneficially owned by LQIF by virtue of LQIF’s direct ownership of 99.99% of the outstanding voting shares of ILSL, and (iii) Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”) directly and indirectly through Sociedad Administradora de la Obligación Subordinada SAOS S.A. (“SAOS”), which are beneficially owned by LQIF by virtue of LQIF’s direct and indirect (through ILSL) ownership of 58.2% of the outstanding voting shares of SM-Chile and the provisions of SM-Chile’s by-laws.  The Reporting Persons’ interest in these Banco de Chile Common Shares exists by virtue of the fact that, as a result of (x) the initial acquisition by Citigroup Chile S.A. (“Citigroup Chile”) of a 33% ownership interest in LQIF, and (y) the subsequent exercise of two options that Citigroup Chile had, pursuant to the terms of the Framework Agreement described in the Schedule 13D, to acquire an additional interest in LQIF, Citigroup Chile holds directly and indirectly (through ICCL) 50% of the outstanding voting shares of LQIF.  The Reporting Persons do not have the power to direct the voting or disposition of any of the Banco de Chile Common Shares beneficially owned by LQIF; however they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”) with the Unaffiliated Members referred to in Section 2 of this Statement, who, in fact, control the voting and disposition of such shares, and to have shared beneficial ownership of all of such shares by virtue of the Shareholders Agreement entered into with Quiñenco S.A. (“Quiñenco”), the controlling shareholder of LQIF, and certain of Quiñenco’s subsidiaries, pursuant to which Citigroup Chile has certain rights to require Quiñenco to vote its shares of LQIF in favor of the election of candidates for the board of directors of LQIF nominated by Citigroup Chile, and to cause LQIF to vote its shares in favor of the election of candidates for the board of directors of the Issuer nominated by Citigroup Chile. The Unaffiliated Members are separately filing an amendment to their existing statement on Schedule 13D with respect to these shares, and the information contained in this statement is supplemental thereto.  The voting rights associated with the Banco de Chile Common Shares owned by SAOS and SM-Chile are exercised directly by SM-Chile’s shareholders, in the proportion, and with the preferences, set forth in SM-Chile’s by-laws.  SAOS does not have direct voting rights over any Banco de Chile Common Shares it holds.  Therefore, although LQIF generally controls SAOS and SM-Chile, it does not have the power to direct the voting or disposition of all Banco de Chile Common Shares owned by each of SAOS and SM-Chile, but only its proportionate

(continued...)

on 88,037,813,511 outstanding Banco de Chile Common Shares as of June 28, 2012 (as reported prospectively in the Issuer’s Report on Form 6-K filed June 6, 2012).

In addition, Arturo Concha, representative of ICCL and General Manager of Citigroup Chile, has the sole power to vote and direct the disposition of 10,234,225 Banco de Chile Common Shares, represented by 1,711,871 Banco de Chile Common Shares held directly by Arturo Concha and 8,522,354 Banco de Chile Common Shares held by SM-Chile directly and indirectly (through SAOS), which are beneficially owned by Arturo Concha by virtue of Arturo Concha’s ownership of 0.02% of the outstanding voting shares of SM-Chile and the provisions of SM-Chile’s by-laws.

(c)

Pursuant to the terms of the 2012 Stock Dividend approved by shareholders of the Issuer on March 22, 2012 and distributed on June 28, 2012, all shareholders registered in the Issuer’s Registry of Shareholders on June 22, 2012 were entitled to receive newly issued, fully paid-in shares without nominal (par) value at a ratio of 0.018956 newly issued Banco de Chile Common Shares for each share already held.  Pursuant to the 2012 Stock Dividend, the number of shares beneficially owned by Reporting Persons, as members of a group, increased to 52,228,799,924(2) from 51,577,634,551.  None of the Reporting Persons paid any amounts in respect of the shares acquired through the 2012 Stock Dividend. The stock dividend transaction was effected in Santiago, Chile by the Issuer.

(d)

Except as set forth in this Statement, none of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, securities covered by this Statement.

(e)

Not applicable.

share of such shares in accordance with SM-Chile’s by-laws.  The entirety of the economic rights associated with SAOS’ interest in the Issuer is pledged to, and all distributions in respect thereof are to be paid directly to, the Chilean Central Bank. Unless otherwise stated, references to share ownership herein refer to “beneficial ownership” as defined by Rule 13d-3 under the Exchange Act and do not include shares over which the Reporting Persons’ dividend rights have been pledged as discussed in Item 5 below.  This number does not include 36,600 Banco de Chile Common Shares, representing less than 0.001% beneficial ownership of the Issuer, otherwise held by the Reporting Persons, directly and indirectly, outside of the LQIF, ILSL and SM-Chile ownership structure.

(2)  Represents Banco de Chile Common Shares held by LQIF, ILSL and SM-Chile, as discussed in the previous footnote.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2012

INVERSIONES CITIGROUP CHILE LIMITADA

By:	/s/ Arturo Concha
	Name:	Arturo Concha
	Title:	ICCL Representative

CITIGROUP CHILE S.A.

By:	/s/ Arturo Concha
	Name:	Arturo Concha
	Title:	General Manager

CITIBANK OVERSEAS INVESTMENT CORPORATION

By:	/s/ William H. Wolf
	Name:	William H. Wolf
	Title:	Executive Vice President

CITIBANK, N.A.

By:	/s/ Ali L. Karshan
	Name:	Ali L. Karshan
	Title:	Assistant Secretary

CITICORP

By:	/s/ Ali L. Karshan
	Name:	Ali L. Karshan
	Title:	Assistant Secretary

CITIGROUP INC.

By:	/s/ Ali L. Karshan
	Name:	Ali L. Karshan
	Title:	Assistant Secretary

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A

REPRESENTATIVES OF INVERSIONES CITIGROUP CHILE LIMITADA

The following sets forth the name, principal occupation and citizenship of each of the representatives of Inversiones Citigroup Chile Limitada.

Name and Title	Principal Occupation	Citizenship

Arturo Concha, ICCL Representative	General Manager Citigroup Inc. Avenida Andres Bello 2687, Piso 7 Las Condes, Santiago, Chile	Chile

Francisco Espinosa, ICCL Representative	Finance Officer Citigroup Inc. Corporate and Investment Bank Avenida Andres Bello 2687, Piso 7 Las Condes, Santiago, Chile	Chile

EXECUTIVE OFFICERS AND DIRECTORS OF CITIGROUP CHILE S.A.

The following sets forth the name, principal occupation and citizenship of each of the directors and executive officers of Citigroup Chile S.A.

Name and Title	Principal Occupation	Citizenship

Arturo Concha, Executive Officer	General Manager Citigroup Inc. Avenida Andres Bello 2687, Piso 7 Las Condes, Santiago, Chile	Chile

Francisco Espinosa, Executive Officer	Finance Officer Citigroup Inc. Corporate and Investment Bank Avenida Andres Bello 2687, Piso 7 Las Condes, Santiago, Chile	Chile

Andrés Fuentes, Director and Chairman of the Board	Chief Tax Officer Latin America Citigroup Inc. Actuario Roberto Medellin Nr. 800 Torre Sur Piso 1 Lomas de Santa Fe, Mexico D.F., C.P. 01219	Mexico

Samuel Libnic Executive Director	General Counsel for Latin America and Managing Director Citigroup Inc. 201 S. Biscayne Blvd., Suite 700 Miami, Florida USA	United States

José Martinez Executive Director	Senior Regional Counsel for Latin America and Managing Director Citigroup Inc. 201 S. Biscayne Blvd., Suite 700 Miami, Florida USA	United States

Alain Rochette Executive Director	Country Product Head Citigroup Inc. Avenida Andres Bello 2687, Piso 7 Las Condes, Santiago, Chile	Chile

EXECUTIVE OFFICERS AND DIRECTORS OF CITIGROUP INC.

The following sets forth the name, principal occupation and citizenship of each of the directors and executive officers of Citigroup Inc.

Name and Title	Principal Occupation	Citizenship

Dr. Franz B. Humer, Director	Chairman Roche Holding Ltd. c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	Austria and Switzerland

Robert L. Joss, Director	Professor of Finance Emeritus and Former Dean Stanford University Graduate School of Business c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	Australia and United States

Michael E. O’Neill, Director	Chairman c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	United States

Vikram Pandit, Director and Executive Officer	Chief Executive Officer Citigroup Inc. 399 Park Avenue New York, NY 10022	United States

Lawrence R. Ricciardi, Director	Senior Advisor, IBM Corporation Jones Day and Lazard Freres & Co. c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	United States

Dr. Judith Rodin, Director	President Rockefeller Foundation c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	United States

Robert L. Ryan, Director	Chief Executive Officer, Retired Medtronic Inc. c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	United States

Anthony M. Santomero, Director	Former President Federal Reserve Bank of Philadelphia c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	United States

Joan E. Spero, Director	Senior Research Scholar Columbia University School of International and Public Affairs c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	United States

Name and Title	Principal Occupation	Citizenship

Diana L. Taylor, Director	Managing Director Wolfensohn Fund Management, L.P. c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	United States

William S. Thompson, Jr., Director	Chief Executive Officer, Retired Pacific Investment Management Company (PIMCO) c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	United States

Ernesto Zedillo, Director	Center for the Study of Globalization and Professor in the Field of International Economics and Politics Yale University c/o Citigroup Inc. 399 Park Avenue New York, NY 10022	United States

Stephen Bird, Executive Officer	Chief Executive Officer Asia Pacific Citigroup Inc. 399 Park Avenue New York, New York 10022	United Kingdom

Don Callahan, Executive Officer	Chief Administrative Officer, Chief Operations & Technology Officer Citigroup Inc. 399 Park Avenue New York, NY 10022	United States

Michael L. Corbat, Executive Officer	Chief Executive Officer Europe, Middle East and Africa 399 Park Avenue New York, NY 10022	United States

John C. Gerspach, Executive Officer	Chief Financial Officer Citigroup Inc. 399 Park Avenue New York, NY 10022	United States

John Havens, Executive Officer	President and Chief Operating Officer, Chief Executive Officer, Institutional Clients Group Citigroup Inc. 399 Park Avenue New York, NY 10022	United States

Brian Leach, Executive Officer	Chief Risk Officer Citigroup Inc. 399 Park Avenue New York, NY 10022	United States

Name and Title	Principal Occupation	Citizenship

Eugene McQuade, Executive Officer	Chief Executive Officer Citibank, N.A. 399 Park Avenue New York, NY 10022	United States

Manuel Medina-Mora, Executive Officer	Chief Executive Officer, Global Consumer Banking and Chairman, Mexico and Latin America Citigroup Inc. 399 Park Avenue New York, NY 10022	Mexico

William J. Mills, Executive Officer	Chief Executive Officer North America Citigroup Inc. 399 Park Avenue New York, NY 10022	United States

Jeffrey R. Walsh, Executive Officer	Controller Chief Accounting Officer Citigroup Inc. 399 Park Avenue New York, NY 10022	United States

Rohan Weerasinghe, Executive Officer	General Counsel and Corporate Secretary Citigroup Inc. 399 Park Avenue New York, NY 10022	United States

SCHEDULE B

On October 2, 2007, the New York Stock Exchange (NYSE) entered a Stipulation of Facts and Consent to Penalty against Citigroup Global Markets Inc. (CGMI).  The Stipulation alleged violation by CGMI of NYSE Rule 401(A) due to the failure to ensure delivery of prospectuses in connection with certain sales of registered securities during the time period July 1, 2003 through October 31, 2004 (the “relevant period”); alleged violation of NYSE rule 1100(B) due to CGMI’s failure to deliver product descriptions to certain customers that purchased Exchange Traded Funds during the relevant period; alleged violation of Rule 10B-10 of the Securities Exchange Act of 1934 due to CGMI’s failure to provide customers with confirmations for certain securities transactions during the relevant period; alleged violations by CGMI of NYSE Rule 342 by failing to provide for, establish and maintain appropriate procedures of supervision and control relating to the delivery of product descriptions and prospectuses and trade confirmations.

CGMI consented to the imposition of a censure, a fine in the amount of $2,250,000 and an undertaking to provide a written certification that current policies and procedures, including written supervisory and operational policies and procedures regarding the delivery of prospectuses, product descriptions and trade confirmations are reasonably designed to ensure compliance with applicable federal securities laws and NYSE rules.

On June 16, 2008, Citigroup Inc. (Citigroup) settled a previously disclosed investigation by the Securities and Exchange Commission arising from the economic and political turmoil in Argentina in the fourth quarter of 2001 and agreed to the entry of a Cease and Desist Order pursuant to Section 21C of the Securities Exchange Act which stated that Citigroup violated certain books and records provisions of the Federal securities law by improperly accounting for several Argentina related developments which resulted in an overstatement of after-tax income by $311 million in that quarter. No fine or penalty was imposed and no restatement of prior financial statements was required by the SEC. Citigroup consented to the issuance of the Order without admitting or denying the Commission’s findings.

On August 7, 2008, CGMI reached a settlement with the New York Attorney General, the SEC, and other state regulatory agencies, pursuant to which CGMI agreed to offer to purchase at par Auction Rate Securities (ARS) that are not auctioning from all Citigroup individual investors, small institutions (as defined by the terms of the settlement), and charities that purchased ARS from Citigroup prior to February 11, 2008. In addition, CGMI agreed to pay a $50 million fine to the State of New York and a $50 million fine to the other state regulatory agencies.

On July 29, 2010, the SEC filed a complaint in the United States District Court for the District of Columbia against Citigroup Inc., simultaneously with Citigroup’s consent to the entry of a final judgment regarding the claims asserted. In the complaint, the SEC alleged that between July 20 and November 4, 2007, Citigroup repeatedly made misleading statements about the extent of its exposure to subprime-related assets and securities.  Specifically, the SEC alleged that Citigroup falsely represented that its Markets & Banking held $13 billion or less in subprime-related assets, when in fact Markets & Banking’s sub-prime exposure exceeded $50 billion.  Without admitting or denying the SEC’s allegations, Citigroup consented to the entry of a final judgment that (i) permanently restrains and enjoins Citigroup from violations of Section 17(a)(2) of the Securities Act of 1933, Section 13(a) of the Securities Exchange Act of 1934, and Exchange Act Rules 12b-20 and 13a-11, (ii) ordered Citigroup to pay a penalty and disgorgement totalling $75 million, and (iii) set forth undertakings that require Citigroup to either maintain certain disclosure-related policies and procedures for a period of three years, or retain an independent consultant to review, approve, and notify SEC staff of any material changes to those policies and procedures.  Separately, the SEC also instituted settled cease-and-desist proceedings against Gary Crittenden, Citigroup’s former chief financial officer, and Arthur Tildesley, Jr., Citigroup’s former head of Investor Relations, for their roles in allegedly causing Citigroup to make certain of the misleading statements.

On April 13, 2011, Citibank, N.A. (Citibank) entered into a Consent Order with the Office of Comptroller of the Currency (OCC) regarding issues relating to the transfer, servicing and foreclosure of residential mortgages. Simultaneously, Citigroup and CitiFinancial Credit Company (CCC) entered into a Consent Order with the Federal Reserve Board (FRB) that is substantially similar to the Consent Order between the OCC and Citibank. Pursuant to the Consent Orders, Citigroup, CCC and Citibank, and certain of their affiliates and subsidiaries, agreed to undertake a number of affirmative and corrective actions to improve mortgage servicing, loss mitigation and foreclosure related processes.  Subsequently, the OCC and Citibank entered into an agreement whereby Citibank would be relieved of any monetary penalties under the OCC Consent Order if it would pay at least $34 million as part of the National Mortgage Settlement.  Similarly, the FRB and Citigroup entered into an agreement whereby Citigroup would be relieved of any monetary penalties under the FRB Consent Order if it would pay at least $22 million as part of the National Mortgage Settlement. The obligations of both Citibank and Citigroup for payment under these agreements were satisfied in April 2012.

On October 19, 2011, the SEC filed a complaint in the United States District Court for the Southern District of New York asserting claims in connection with CGMI’s structuring, marketing and sale of the $1 billion CDO-squared transaction known as Class V Funding III (“Class V”), simultaneously with CGMI’s consent to the entry of a final judgment regarding the claims asserted in the complaint.  In the complaint, the SEC alleged that offering and marketing documents distributed in connection with Class V were misleading because they failed to disclose that (i) CGMI played a substantial role in selecting the assets for Class V, and (ii) CGMI allegedly assumed a $500 million short position in collateral that it selected for Class V.  On the same day, the SEC filed a proposed consent judgment pursuant to which, without admitting or denying the SEC’s allegations, CGMI would consent to the entry of a final judgment that (i) permanently restrains and enjoins it from violations of Sections 17(a)(2) and (3) of the Securities Act of 1933; (ii) orders it to pay a penalty and disgorgement of $285 million; and (iii) orders it to comply with certain undertakings in connection with the offering of residential mortgage-related securities.  The district court refused to approve the proposed consent judgment.  The parties subsequently appealed from the district court’s rejection of the proposed consent judgment to the United States Court of Appeals for the Second Circuit.  The appeal is pending.

On December 20, 2011, following a market conduct examination by the State of New York Insurance Department (the “Department”), Citicorp Insurance Agency, Inc., Citicorp Investment Services and SBHU Life Agency, Inc. entered into a stipulation with the Department.  The Stipulation alleged that in certain instances the Citi entities did not present complete, accurate, and/or timely disclosure statements to applicants in replacement transactions in violation of Section 51.5(c) of Department Regulation 60; that the Citi entities did not adequately process and resolve certain client complaints pertaining to the sale of life insurance policies or annuity contracts; and that certain sales of life insurance policies or annuity contracts were inconsistent with the Citi entities’ internal suitability standards. The Citi entities consented to the payment of a civil penalty of $2 million, and agreed to take certain remedial actions, including a review and report on the adequacy of policies and procedures regarding Department Regulation 60, complaint handling and suitability in connection with the sale of life insurance and annuity contracts in New York.

On February 15, 2012, the United States District Court for the Southern District of New York approved a settlement of a “qui tam” action between Citigroup and Related Parties and the United States Attorney’s Office for that district. The qui tam action alleged that, as a participant in the Direct Endorsement Lender program, CitiMortgage Inc. (CitiMortgage) had certified to the United States Department of Housing and Urban Development (HUD) and the Federal Housing Administration (FHA) that certain loans were eligible for FHA insurance when in fact they were not.  The settlement released Citigroup from claims arising out of its acts or omissions relating to the origination, underwriting, or endorsement of all FHA-insured loans prior to the effective date of the settlement.  Under the settlement, Citigroup paid the United States $158.3 million.

On April 5, 2012, a consent judgment was entered into by Citigroup, Citibank and CitiMortgage, plus four major mortgage servicers with U.S. and 49 Attorneys General regarding residential loan servicing practices.  Under the National Mortgage Settlement, Citigroup committed to make payments and provide financial relief to homeowners in three categories: (1) cash payments payable to the states and federal agencies in the aggregate amount of $$413 million, a portion of which will be used by the states for payments to homeowners affected by foreclosure practices; (2) customer relief in the form of loan modifications and other loss mitigation for delinquent borrowers, including principal reductions, to be completed over three years, with a total value of $1,411 million; and (3) refinancing concessions to enable current borrowers whose properties do not qualify for regular refinancing programs to reduce their interest rates, to be completed over three years, with a total value of $378 million. The total amount of the financial consideration to be paid by Citigroup is $2.2 billion.

On April 5, 2012, Citibank entered into a Consent Order with the OCC regarding certain deficiencies in its Bank Secrecy Act/Anti-Money Laundering (“BSA/AML”) Compliance Program.  The Consent Order identified, among other things, weaknesses in Citibank’s customer due diligence in certain businesses and bank-wide monitoring of customer relationships, and failure to file suspicious activity reports for certain remote deposit capture/cash letter product transactions in its foreign correspondent banking business because of a gap in its monitoring program that it had self-reported to the OCC.  The Consent Order requires Citibank to take certain steps, including: enhancing customer due diligence, strengthening its process for monitoring client relationships, and conducting an independent “look-back” in connection with the remote deposit capture/cash letter product offered in Citibank’s foreign correspondent banking business.  Citibank has begun corrective action, and has committed to taking all necessary and appropriate steps to remedy the deficiencies identified by the OCC, and to enhance the Bank’s BSA/AML Compliance Program.  The Consent Order does not impose civil money penalties, but does not foreclose the OCC from imposing such penalties at a later time.

Other than as described above, during the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.